EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hudson Highland Group, Inc.:

We consent to the incorporation herein by reference in the registration statement on Form S-8 of Hudson Highland Group, Inc. of our reports dated February 23, 2011, with respect to the consolidated balance sheets of Hudson Highland Group, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the supplementary information included in Schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Hudson Highland Group, Inc.

/s/ KPMG LLP

New York, New York
August 3, 2011